November 5, 2024

Charles Butler
Principal Financial Officer
CoinShares Valkyrie Bitcoin Fund
c/o CoinShares Co.
437 Madison Avenue, 28th Floor
New York, NY 10022

        Re: CoinShares Valkyrie Bitcoin Fund
            Post-Effective Amendment No. 5 to Registration Statement on Form
S-1
            Filed October 29, 2024
            File No. 333-252344
Dear Charles Butler:

       We have reviewed your post-effective amendment and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 5 to Registration Statement on Form S-1 Risk Factors, page 9

1.     We note the revisions you made on page 75 in response to prior comment
2. Please
       revise to provide risk factor disclosure related to potential conflicts of interest associated with the Prime Broker acting in the capacities of Prime Broker and a Bitcoin Trading Counterparty in connection with creations and redemptions of
       Baskets.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Gessert at 202-551-2326 or Sonia Bednarowski at 202-551-3666
 November 5, 2024
Page 2

with any other questions.



                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Crypto Assets
cc:   Morrison C. Warren, Esq.